1250 Wood Branch Park Dr, Suite 600 Houston, TX 77079 (713) 644-8182	4775 M.L. King Jr. Pkwy Beaumont, TX 77704-1792 (409) 838-0441 Fax: (409) 838-1066

June 17, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Russell Mancuso
Heather Percival

Re:	American Electric Technologies, Inc.

Registration Statement on Form S-3

File No. 333-204329

Ladies and Gentlemen:

American Electric Technologies, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 18, 2015, at 5:00p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes Marlon Q. Paz, attorney with the Registrant’s outside legal counsel, Locke Lord LLP, to orally modify or withdraw this request for acceleration.

In connection with this request, the Registrant acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions regarding this request, please contact Mr. Paz at Locke Lord LLP. The Company requests that it be notified of such effectiveness by a telephone call to Mr. Paz at 202-220-6909.

Very truly yours,

/s/ Andrew L. Puhala

Andrew L. Puhala

cc: Marlon Q. Paz, Locke Lord LLP